Exhibit 99.2

For Immediate Release
Press Contacts:
    Cindy Morgan-Olson
NICE Actimize
+1-212-851-8842
cindy.morgan-olson@actimize.com

Investors:
Marty Cohen
+1-212-574-3635 (ET)
ir@nice.com

Yisca Erez
+972-9-775-3798 (CET)
NICE Systems Ltd.
 ir@nice.com

NICE Actimize Cited as a Leader in Celent’s Market Surveillance Systems Analyst Report

Actimize Holistic Surveillance highlighted as a key industry differentiator along with depth and breadth of coverage and sophisticated analytics

NEW YORK – October 14, 2015 – NICE Actimize, a NICE Systems (NASDAQ:NICE) business and the largest and broadest provider of financial crime, risk and compliance software for the financial services industry, announced today that the company was positioned as a leading market surveillance compliance vendor in Celent’s report “Market Surveillance Systems for the Sell Side and the Buy Side Slated for Growth.” Celent is a research and advisory firm and a member of the Oliver Wyman Group, which is part of Marsh & McLennan Companies.

“Technology has reached the point where market surveillance systems have the capability to not only study and analyze structured and unstructured data, but to learn from past changes and improvements made as well,” said Dr. Anshuman Jaswal, Senior Analyst in Celent’s Securities & Investments group, and author of the report. “While many sell-side firms are using surveillance systems to ensure that they meet regulatory requirements, the more sophisticated firms are hoping to utilize such systems to get a holistic perspective on their internal data. NICE Actimize is one of the market leaders in offering this approach to holistic surveillance.”

Celent’s report highlighted four key product differentiators within NICE Actimize’s market surveillance and compliance solutions portfolio. These differentiators include sophisticated analytics; depth and breadth of coverage across all asset classes, cash products, exchange-traded derivatives, OTC and OTC Derivatives; and the Actimize Enterprise Risk Case Management System. Holistic Surveillance was also cited as a key differentiator, with the NICE Actimize offering providing the market with an integrated market and communications surveillance solution. NICE Actimize provides communications surveillance across phone, email, instant message, and social media channels.

The rise in the demand for market surveillance systems in the last few years has been driven by the impact of regulations, episodes such as the recent Benchmark Manipulations (Libor, FX and commodities) , and incidents such as the London Whale, the Celent report noted. These recent events and others now place a significant onus on market participants to ensure they keep tabs on their trading activities more closely and diligently than ever before. Since surveillance systems allow them to do this, the focus on these systems has resulted in much higher levels of investment.

“NICE Actimize’s Holistic Surveillance is revolutionizing surveillance by providing an integrated offering to analyze structured data from orders, executions and the market, together with unstructured data from communications and news, in a way that allows financial services organizations to connect the dots and identify patterns and breaches that would otherwise not be found,” said Puja Agrawal, General Manager, Financial Markets Compliance, NICE Actimize.

The NICE Actimize Holistic Surveillance solution combines the power of its Market Surveillance suite with its Communications Surveillance solution to offer new capabilities around identifying risky behaviors using sophisticated analytics. The solutions offer multi-dimensional coverage of global regulations including, but not limited to, those of the SEC and the CFTC (and their Dodd-Frank component regulations), European Securities and Markets Authority (ESMA), the European Market Abuse Directive (MAD II), and relevant laws and regulations involving Benchmark Manipulation (MAR, UK FCA, US CFTC, etc.).

To download an excerpt of the Celent report, please click on the link here: http://www.niceactimize.com/2015celent_marketsurveillance

About Celent
Celent is a research and advisory firm dedicated to helping financial institutions formulate comprehensive business and technology strategies. Celent publishes reports identifying trends and best practices in financial services technology and conducts consulting engagements for financial institutions looking to use technology to enhance existing business processes or launch new business strategies. With a team of internationally based analysts, Celent is uniquely positioned to offer strategic advice and market insights on a global basis. Celent is a member of the Oliver Wyman Group, which is part of Marsh & McLennan Companies [NYSE: MMC].

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers and investors assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at http://www.niceactimize.com

About NICE Systems
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of software solutions that enable organizations to take the next best action in order to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE’s solutions empower organizations to capture, analyze, and apply, in real-time, insights from both structured and unstructured Big Data. This data comes from multiple sources, including phone calls, mobile apps, emails, chat, social media, video, and transactions. NICE’s solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies. www.nice.com

Trademark Note: Actimize, the Actimize logo, NICE and the NICE logo are trademarks or registered trademarks of NICE Systems Ltd. and/or its subsidiaries. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Ms. Agrawal, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.